FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 24, 2022, announcing that Gilat and Intelsat Expand Their Strategic Partnership in Commercial Aviation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 24, 2022	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat and Intelsat Expand Their Strategic Partnership in
Commercial Aviation

Gilat technology for in-flight connectivity will empower expansion of in-flight service in Asia and meet the post-COVID demand for commercial and business aviation services

Petah Tikva, Israel, January 24, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that the Company is expanding its strategic partnership in commercial aviation with Intelsat, operator of the world’s largest integrated satellite and terrestrial network headquartered in McLean, Virginia.

To enable the expansion of commercial and business aviation services in Asia, Intelsat will be using Gilat’s SkyEdge II-c system, which, in addition to providing in-flight connectivity, is designed to deliver fixed and mobility services for maritime and land-mobility, as well. Its industry-leading network management system, TotalNMS, enables full configuration, control and monitoring of all system elements and remote terminals. SkyEdge II-c is a proven operational system that allows aviation service providers like Intelsat to streamline service fulfillment and provide a superior user experience to airline passengers.

"Thanks to our close relationship with Gilat, as well as the technological advantages and benefits that they provide, we’ll be ready for the post-COVID mainstream adoption of IFC among travelers throughout parts of Asia,” said Intelsat Senior Vice President of Commercial Aviation, Dave Bijur. “We look forward to continued collaboration to further grow the network in 2022, which will result in significant revenue growth in the IFC segment.”

"We value our strong, continuing partnership with Intelsat, and are looking forward to seeing the expanded service coverage in Asia, supporting Intelsat’s efforts to deliver in-flight connectivity internationally," said Amir Yafe, VP of Mobility & Global Accounts at Gilat. "This network expansion is a testament to the strength of Gilat technology for IFC. The expanded network will address the increased demand for internet connectivity in the commercial and business aviation market on a global scale and, with the current recovery of global aviation, the timing couldn’t be better."

About Intelsat
As the foundational architects of satellite technology, Intelsat operates the world’s most trusted satellite telecom network. We apply our unparalleled expertise and global scale to connect people, businesses, and communities, no matter how difficult the challenge. Intelsat is building the future of global communications with the world’s first hybrid, multi-orbit, software-defined 5G network designed for simple, seamless, and secure coverage precisely when and where our customers most need it. Follow the leader in global connectivity and “Imagine Here,” with us, at Intelsat.com.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com